

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Stephen N. Cannon
Chief Executive Officer
Archimedes Tech Spac Partners Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

> **Re: Archimedes Tech Spac Partners Co.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 25, 2022**
> **File No. 333-262094**

Dear Mr. Cannon:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 162

1.   We note your disclosure on page 175 that the pro forma combined financial statements do not reflect the issuance by SoundHound of shares of SoundHound Class B Common Stock. Considering that SoundHound's creation of the SoundHound Class B Common Stock has now been approved by the SoundHound stockholders, please explain why the SoundHound Class B Common Stock expected to be issued prior to closing and the resulting incremental compensation expense charge are not reflected in the pro forma combined financial statements.

   You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso